BY-LAW NO. 2
OF
SUN LIFE FINANCIAL INC.
(formerly known as Sun Life Financial Services of Canada Inc.)
A By-law creating classes of shares of Sun Life Financial Inc.

SECTION 1.
INTERPRETATION

1.1.	Definitions

          In this By-law No. 2:

(a)	“Act” means the Insurance Companies Act enacted by the Parliament of Canada, as amended or replaced from time to time;
(b)	“Board” means the Board of Directors of the Corporation;
(c)	“Cancellation Time” means 11:59 p.m., Toronto time, on the thirty-fifth month anniversary of the Effective Date;
(d)	“Class A Shares” means the Class A Shares of any series in the capital of the Corporation, without nominal or par value, now existing or hereafter created;
(e)	“Class B Shares” means the Class B Shares of any series in the capital of the Corporation, without nominal or par value, now existing or hereafter created;
(f)	“Common Shares” means the common shares in the capital of the Corporation, without nominal or par value, now existing or hereafter created;
(g)	“Conversion Plan” means the conversion proposal of Sun Life as approved by the Minister which constitutes a Conversion Proposal as contemplated by the Act;
(h)	“Corporation” means Sun Life Financial Inc.;
(i)	“Effective Date” means the effective date specified in the Letters Patent of Conversion issued to Sun Life;
(j)	“Letters Patent of Conversion” has the meaning ascribed thereto in the Conversion Plan;
(k)	“Lost Policyholder” has the meaning ascribed thereto in the Conversion Plan;
(l)	“Regulations” means the regulations made under the Act, as amended or replaced from time to time;
(m)	“Share Constraint Regime” means the provisions of the Act and the Regulations, if any, which establish rules restricting the purchase or other acquisition, issue, transfer and voting of shares of the Corporation, as those provisions may be amended from time to time; and
(n)	“Sun Life” means Sun Life Assurance Company of Canada.

1.2.	Interpretation

          In this By-law No. 2, the terms “control”, “entity”, “person” and “significant interest” and all other terms which are not defined herein shall have the meanings ascribed to those terms in the Act.

SECTION 2.
AUTHORIZED CAPITAL

2.1.	Authorized Capital

          The authorized capital of the Corporation consists of:

(a)	an unlimited number of Class A Shares issuable in series;

(b)	an unlimited number of Class B Shares issuable in series; and
(c)	an unlimited number of Common Shares.

SECTION 3.
CLASS A SHARES

          The Class A Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

3.1.	Board’s Authority to Issue in One or More Series

          The Board may issue the Class A Shares at any time or from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of the Corporation or in the Act, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares of the series. Before the issue of any shares of a series, the particulars of the series, including the rights, privileges, restrictions and conditions determined by the Board, shall be sent to the Superintendent of Financial Institutions (Canada).

3.2.	Ranking of the Class A Shares

          No rights, privileges, restrictions or conditions attached to a series of Class A Shares confer on the series a priority in respect of dividends or return of capital over any other series of Class A Shares. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding up its affairs.

          If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class A Shares, then the Class A Shares of all series participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class A Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class A Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class A Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares as may be determined in the case of such series of Class A Shares.

3.3.	Voting Rights

          Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, the holders of the Class A Shares as a class are not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

3.4.	Constrained Shares

(a)	On and after the date upon which the Corporation becomes the holding body corporate of a company that has converted from a mutual company into a company with common shares, the Corporation shall not issue or allot any Class A Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities register of the Corporation of an issue or transfer of any Class A Shares to any person, or any entity controlled by a person, and no person, or any entity controlled by a person, shall purchase or otherwise acquire any Class A Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Class A Shares. No person who has a significant interest in any class of shares of the Corporation, or entity controlled by a person who has a significant interest in any class of shares of the Corporation, shall, in person or by proxy, exercise any voting rights attached to Class A Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that person, or entity. In accordance with the authority granted to the Board under the Act and the Regulations, the Board is hereby authorized to make such arrangements as the Board deems necessary to carry out the intent of the acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.
(b)	If the purchase or other acquisition, issue, transfer, or voting of any Class A Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 3.4(a), the Board is hereby authorized, in its discretion, to permit by resolution of the Board, any such purchase or other acquisition, issue, transfer, or exercise of voting rights with respect to such Class A Shares.
(c)	Subject to subsection 3.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or deleted, such that the provisions of subsection 3.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Board is hereby authorized to amend, replace or delete subsection 3.4(a) such that it will be consistent with the Share Constraint Regime then in effect. The action of the Board to amend, replace or delete subsection 3.4(a) shall be by resolution of the Board and such amendment, replacement or deletion of subsection 3.4(a) shall be effective without the approval of the holders of any of the Class A Shares, the Class B Shares or the Common Shares. Promptly following any amendment, replacement or deletion of subsection 3.4(a) by the Board, the Corporation shall give notice to the holders of the Class A Shares of the amendment, replacement or deletion thereto.
(d)	If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 3.4(a) may only be amended or replaced with approval of the holders of the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

3.5.	Amendment with Approval of Holders of Class A Shares

          The rights, privileges, restrictions and conditions attached to the Class A Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class A Shares given as hereinafter specified.

3.6.	Approval of the Holders of the Class A Shares

          The approval of the holders of the Class A Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Shares as a class or in respect of any other matter requiring the consent of the holders of the Class A Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class A Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class A Shares duly called for that purpose. Notwithstanding anything else in this Section 3, the approval of the holders of the Class A Shares, voting separately as a class or series, is not required on a proposal to amend the by-laws of the Corporation to:

(a)	increase or decrease the maximum number of authorized Class A Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Class A Shares;
(b)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares; or
(c)	create a new class of shares equal to or superior to the Class A Shares.

          The formalities to be observed with respect to the giving of notice of any such meeting or any continuation of an adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of the holders of the Class A Shares as a class, or at any joint meeting of the holders of two or more series of Class A Shares, each holder of Class A Shares entitled to vote thereat shall have one vote in respect of each Class A Share held.

3.7.	Notice to Holders of Class A Shares

          Any notice, cheque, notice of redemption or other communication from the Corporation herein provided for shall be sent to the holders of the Class A Shares by mail, postage prepaid at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Class A Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Class A Shares herein provided for shall be either sent to the Corporation by mail, postage prepaid, or delivered by hand to the Corporation at its head office.

SECTION 4.
CLASS B SHARES

          The Class B Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

4.1.	Board’s Authority to Issue in One or More Series

          The Board may issue the Class B Shares at any time or from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of the Corporation or in the Act, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class B Shares of the series. Before the issue of any shares of a series, the particular of the series, including the rights, privileges, restrictions and conditions determined by the Board, shall be sent to the Superintendent of Financial Institutions (Canada).

4.2.	Ranking of the Class B Shares

          No rights, privileges, restrictions or conditions attached to a series of Class B Shares confer on the series a priority in respect of dividends or return of capital over any other series of Class B Shares. The Class B Shares shall rank junior to the Class A Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding up its affairs.

          If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Class B Shares, then the Class B Shares of all series participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class B Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class B Shares as a class over the Common Shares and any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.

4.3.	Voting Rights

          Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class B Shares, the holders of the Class B Shares as a class are not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

4.4.	Constrained Shares

(a)	On and after the date upon which the Corporation becomes the holding body corporate of a company that has converted from a mutual company into a company with common shares, the Corporation shall not issue or allot any Class B Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities register of the Corporation of an issue or transfer of any Class B Shares to any person, or any entity controlled by a person, and no person, or any entity controlled by a person, shall purchase or otherwise acquire any Class B Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Class B Shares. No person who has a significant interest in any class of shares of the Corporation, or entity controlled by a person who has a significant interest in any class of shares of the Corporation shall, in person or by proxy, exercise any voting rights attached to Class B Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that person, or entity. In accordance with the authority granted to the Board under the Act and the Regulations, the Board is hereby authorized to make such arrangements as the Board deems necessary to carry out the intent of the acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.
(b)	If the purchase or other acquisition, issue, transfer, or voting of any Class B Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 4.4(a), the Board is hereby authorized, in its discretion, to permit by resolution of the Board, any such purchase or other acquisition, issue, transfer, or exercise of voting rights with respect to such Class B Shares.
(c)	Subject to subsection 4.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or deleted, such that the provisions of subsection 4.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Board is hereby authorized to amend, replace or delete subsection 4.4(a) such that it will be consistent with the Share Constraint Regime then in effect. The action of the Board to amend, replace or delete subsection 4.4(a) shall be by resolution of the Board and such amendment, replacement or deletion of subsection 4.4(a) shall be effective without the approval of the holders of any of the Class A Shares, the Class B Shares or the Common Shares. Promptly following any amendment, replacement or deletion of subsection 4.4(a) by the Board, the Corporation shall give notice to the holders of the Class B Shares of the amendment, replacement or deletion thereto.
(d)	If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 4.4(a) may only be amended or replaced with approval of the holders of the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

4.5.	Amendment with Approval of Holders of Class B Shares

          The rights, privileges, restrictions and conditions attached to the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class B Shares given as hereinafter specified.

4.6.	Approval of the Holders of the Class B Shares

          The approval of the holders of the Class B Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or in respect of any other matter requiring the consent of the holders of the Class B Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class B Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class B Shares duly called for that purpose. Notwithstanding anything else in this Section 4, the approval of the holders of the Class B Shares, voting separately as a class or series, is not required on a proposal to amend the by-laws of the Corporation to:

(a)	increase or decrease the maximum number of authorized Class B Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Class B Shares;
(b)	effect the exchange, reclassification or cancellation of all or any part of the Class B Shares; or
(c)	create a new class of shares equal to or superior to the Class B Shares.

          The formalities to be observed with respect to the giving of notice of any such meeting or any continuation of an adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of the holders of the Class B Shares as a class, or at any joint meeting of the holders of two or more series of Class B Shares, each holder of Class B Shares entitled to vote thereat shall have one vote in respect of each Class B Share held.

4.7.	Notice to Holders of Class B Shares

          Any notice, cheque, notice of redemption or other communication from the Corporation herein provided for shall be sent to the holders of the Class B Shares by mail, postage prepaid at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Class B Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Class B Shares herein provided for shall be either sent to the Corporation by mail, postage prepaid, or delivered by hand to the Corporation at its head office.

SECTION 5.
COMMON SHARES

          The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

5.1.	Dividends

(a)	Subject to the prior rights of the holders of the Class A Shares, the Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends, the holders of Common Shares shall be entitled to receive dividends as and when declared by the Board out of monies properly applicable to the payment of dividends, in such amount and in such forms as the Board may from time to time determine and all dividends which the Board may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares outstanding at the time.
(b)	Any dividend (other than a stock dividend) unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

5.2.	Dissolution

          In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the specific purpose of winding up its affairs, subject to the prior rights of the holders of the Class A Shares, the Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, the holders of the Common Shares shall be entitled to receive the remaining property of the Corporation that pertains to shareholders, in equal amounts per share, without preference or priority of one share over another.

5.3.	Voting Rights

          The holders of Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

5.4.	Constrained Shares

(a)	On and after the date upon which the Corporation becomes the holding body corporate of a company that has converted from a mutual company into a company with common shares, the Corporation shall not issue or allot any Common Shares to any person, or any entity controlled by a person, the Corporation shall refuse to allow the entry in the securities register of the Corporation of an issue or transfer of any Common Shares to any person, or any entity controlled by a person, and no person, or any entity controlled by a person, shall purchase or otherwise acquire any Common Shares, if such issue, transfer or purchase or other acquisition would cause the person to have a significant interest in the Common Shares. No person who has a significant interest in any class of shares of the Corporation, or entity controlled by a person who has a significant interest in any class of shares of the Corporation, shall, in person or by proxy, exercise any voting rights attached to Common Shares beneficially owned by, or that are subject to agreement pertaining to the exercise of voting rights entered into by, that person, or entity. In accordance with the authority granted to the Board under the Act and the Regulations, the Board is hereby authorized to make such arrangements as the Board deems necessary to carry out the intent of the acquisition, issue, transfer and voting restrictions contained in the Act, the Regulations and the by-laws.
(b)	If the purchase or other acquisition, issue, transfer, or voting of any Common Shares would be permitted under the Act and the Regulations, notwithstanding the provisions of subsection 5.4(a), the Board is hereby authorized, in its discretion, to permit by resolution of the Board, any such purchase or other acquisition, issue, transfer, or exercise of voting rights with respect to such Common Shares.
(c)	Subject to subsection 5.4(d), if, after the date of incorporation of the Corporation, the Share Constraint Regime is amended, replaced or deleted, such that the provisions of subsection 5.4(a) are inconsistent with the Share Constraint Regime resulting from such amendment, replacement or deletion, then the Board is hereby authorized to amend, replace or delete subsection 5.4(a) such that it will be consistent with the Share Constraint Regime then in effect. The action of the Board to amend, replace or delete subsection 5.4(a) shall be by resolution of the Board and such amendment, replacement or deletion of subsection 5.4(a) shall be effective without the approval of the holders of any of the Class A Shares, the Class B Shares or the Common Shares. Promptly following any amendment, replacement or deletion of subsection 5.4(a) by the Board, the Corporation shall give notice to the holders of the Common Shares of the amendment, replacement or deletion thereto.
(d)	If, after the date of incorporation of the Corporation, the Share Constraint Regime is amended or replaced and the Share Constraint Regime then in effect allows the Corporation to determine the application to it and its shareholders of all or any part of such Share Constraint Regime then the provisions of subsection 5.4(a) may only be amended or replaced with approval of the holders of the Class A Shares, the Class B Shares and the Common Shares as provided in the Act.

5.5.	Amendment with Approval of Holders of Common Shares

          The rights, privileges, restrictions and conditions attached to the Common Shares as a class may be added to, changed or removed but only with the approval of the holders of the Common Shares given as hereinafter specified.

5.6.	Approval of Holders of Common Shares

          The approval of the holders of the Common Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Common Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Common Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose. Notwithstanding anything else in this Section 5, the approval of the holders of the Common Shares, voting separately as a class, is not required on a proposal to amend the by-laws of the Corporation to:

(a)	increase or decrease the maximum number of authorized Common Shares, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to the Common Shares;
(b)	effect the exchange, reclassification or cancellation of all or any part of the Common Shares; or
(c)	create a new class of shares equal to or superior to the Common Shares.

          The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the Act as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of the holders of the Common Shares as a class, each holder of Common Shares entitled to vote thereat shall have one vote in respect of each Common Share held.

5.7.	Notice to the Holders of the Common Shares

          Any notice, cheque or other communication from the Corporation herein provided for shall be sent to the holders of the Common Shares by mail, postage prepaid at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give any such notice or other communication to one or more holders of Common Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Common Shares herein provided for shall be either sent to the Corporation by mail, postage prepaid, or delivered by hand to the Corporation at its head office.

SECTION 6.
LOST POLICYHOLDERS

6.1.	Restriction on Voting Rights

(a)	Subject to subsection 6.1(b), no Lost Policyholder shall, in person or by proxy, exercise any voting rights that are attached to the Common Shares issued to such Lost Policyholder.
(a)	Subsection 6.1(a) shall cease to apply in respect of a Lost Policyholder once such Lost Policyholder ceases to be a Lost Policyholder in accordance with Section 6.2.

6.2.	Confirmation Criteria

          A Lost Policyholder shall cease to be a Lost Policyholder at any time from the Effective Date up to and including the Cancellation Time if such Lost Policyholder confirms the current address at which he or she may be reached by mail by: (i) responding to a letter from Sun Life or the Corporation requesting confirmation of the current address; (ii) contacting Sun Life or the Corporation and confirming the current address; (iii) informing Sun Life or the Corporation of a change of address; or (iv) otherwise confirming the current address with the Corporation, in a manner satisfactory to the Corporation.

6.3.	Securities Register

          From the Effective Date up to and including the Cancellation Time, the Corporation shall record in its securities register the status of a person as a Lost Policyholder. If a Lost Policyholder ceases to be a Lost Policyholder in accordance with Section 6.2, the Corporation shall amend its securities register accordingly.

6.4.	Dividends and Distributions

          No payments in respect of dividends or distributions declared by the Corporation in respect of the Common Shares issued pursuant to the Conversion Plan shall be made in respect of a Lost Policyholder. However, the Corporation shall pay to a person who ceases to be a Lost Policyholder, in accordance with Section 6.2, all dividends or distributions, without interest and net of any applicable withholding taxes, to which such person was otherwise entitled as a shareholder of record of the Corporation, while such person was a Lost Policyholder. The payment of such dividends or distributions shall be in accordance with the other provisions of this By-law No.2.

6.5.	Cancellation of Shares and Dividends and Subsequent Reissuance

          Upon the Cancellation Time, the Corporation shall, for no consideration, cancel all Common Shares issued to Lost Policyholders who remain as such at the Cancellation Time, and all such Common Shares shall be deemed to have been surrendered to the Corporation, together with all entitlements to dividends and distributions thereon, including any proceeds of dissolution pursuant to the Act. Notwithstanding the foregoing, the Corporation shall, from time to time in accordance with the Conversion Plan, subsequent to the Cancellation Time reissue Common Shares and pay an amount in respect of dividends or issue securities or pay cash or other property to a person, as the case may be, whose Common Shares were cancelled in accordance with this Section 6.5.

          No amount shall be deducted from, or added to, the stated capital account maintained for Common Shares in respect of the Common Shares cancelled or reissued, respectively, pursuant to this Section 6.5.